UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

SCHEDULE 13E-3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SUNLINK HEALTH SYSTEMS, INC.

(Name Of Subject Company (Issuer))

SUNLINK HEALTH SYSTEMS, INC.

(Name of Filing Persons (Issuer and Offeror))

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,500,000	$521.55***

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017 issued by the Securities and Exchange Commission (the “SEC”), equals $115.90 per $1,000,000 of the aggregate value of the transaction.
***	Previously Paid

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$521.55
Form or Registration No.:	Schedule TO (File No. 005-03600)
Filing Party:	SunLink Health Systems, Inc.
Date Filed:	January 10, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2017 as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on February 3, 2017 (together with any amendments and supplements thereto and the exhibits thereto or hereto, the “Schedule TO”) relating to a tender offer by SunLink Health Systems, Inc. (“SunLink” or the “Company”) to purchase up to 3,000,000 common shares of SunLink, no par value, for an aggregate purchase price of up to $4,500,000, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 10, 2017 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”) as previously amended and supplemented and as amended and supplemented hereby, which together, as each may be further amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Amendment No. 2 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, except as previously amended or supplemented or as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

The Offer to Purchase and the Schedule TO, to the extent Item 1 through Item 9, and Item 11 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1.    Adding a new paragraph as the first paragraph on the cover page of the Offer to Purchase and as the second paragraph of the section as amended titled “Summary Term Sheet” of the Offer to Purchase to read as follows:

“The Offer was scheduled to expire at 5:00 PM, New York City Time on February 8, 2017. To facilitate the review of the Offer, as amended and supplemented, the Expiration Date of the Offer is extended until 5:00 P.M., New York City Time, on February 24, 2017, unless further extended or terminated. American Stock Transfer & Trust Company LLC, the depositary for the Offer, has indicated that as of 5:00 P.M. on February 8, 2017, there were 9,443,408 Shares issued and outstanding, and that 1,036,239 Shares have been tendered into and not properly withdrawn from the Offer (including 8,276 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase).”

2.    Item 12 of the Schedule TO is hereby amended and supplemented to add the following Exhibit (a)(5)(D):

•	Press Release issued by SunLink Health Systems, Inc. on February 9, 2017 announcing the extension of the Offer.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Schedule 13E-3, Item 3. Summary Term Sheet, Item 4. Terms of the Transaction, is amended and supplemented to reflect the extension of the Offer as described in No. 1 above.

The information set forth under No. 1 above as incorporated into the Offer to Purchaser in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits.

Item 16 of Rule 13E-3 is hereby amended and supplemented to add Exhibit (a)(5)(D).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: February 9, 2017	By:	/s/ Robert M. Thornton, Jr.
	Name:	Robert M. Thornton, Jr.
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)**	Offer to Purchase dated January 10, 2017.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)**	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)**	Form of Notice of Withdrawal of Tender for Individual Investors

(a)(1)(G)**	Form of Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants

(a)(5)(A)**	Notice to Executive Officers and Directors of Blackout Period, dated January 5, 2017.

(a)(5)(B)**	Press Release announcing commencement of the Tender Offer dated January 5, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed January 5, 2017).

(a)(5)(C)**	Press Release announcing commencement of the Tender Offer dated January 10, 2017.

(a)(5)(D)*	Press Release announcing extension of the Tender Offer dated February 9, 2017.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)**	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)**	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)**	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)**	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

**	Previously filed.

*	Filed herewith.

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